Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 001-33622
Date: June 8, 2022

[The following in an excerpt of an interview that was conducted on CNBC on June 7, 2022]

Transcript — Hock Tan, Broadcom Inc., President and Chief Executive Officer, on Mad Money

Jim Cramer	Q

Throughout the tech meltdown over the past six months, you know what’s held up better than most – Broadcom semiconductor company, focused on networking equipment in the data center with a hardware and more importantly a software kicker. This thing is only down 15% from its late December highs, in part because the stock is so darn cheap, selling for 15x earnings and it’s got almost 3% yield. But it’s also because Broadcom is doing just fine. Two weeks ago, the company reported a strong set of numbers with encouraging guidance for the current quarter. At the same time, perhaps much more important, we learn they’re shelling out $61 billion in cash and stock to buy VMware, one of our favorites, a major cloud infrastructure play accelerating Broadcom’s diversification away from traditional semiconductors. And if that wasn’t enough, they announced a massive $10 billion buyback on top of the $3 billion repurchase plan that was already in place. In response, the stock jumped nearly 10% over the next two days, although it’s given back a little bit since then. But this is exactly the kind of stock, this is the stock I want you to be thinking about. Earlier today, we got a chance to speak with Hock Tan, the brilliant President and CEO of Broadcom, right after the purchase of VMware. Take a look.

Hock, Congratulations. This deal, I think is the capstone. Tell us about what will make your business 50% software, because that’s so exciting to so many of us who appreciate the growth that you’ve always had.

Hock Tan	A

Right. And we think it’s a great asset and it’s a great acquisition for us. It’s very incredibly aligned with our strategy of building the leading provider of infrastructure technology globally. And this acquisition has all the attributes we see. They are the leader in the big and growing global markets, bluechip customers, and they have incredible talent of engineers, very innovation-centric culture, which is exactly what Broadcom is all about.

Jim Cramer	Q

Now, do you think there’s enough overlap with VMware and your current Broadcom sales people that you’ll be able to make it so that the channel you’ll be able to offer both hardware and software – can that work?

Hock Tan	A

It’s largely software. Largely software. Because our hardware tends to be sold through systems integrator OEMs. But software, absolutely. Combined with Broadcom existing software portfolio, we’ll create a uniquely powerful value proposition to our enterprise customers, one that will enable them to effectively develop, run, manage their applications seamlessly, securely, across from on-prem, private cloud to multi-cloud.

Jim Cramer	Q

Now, one of the things I’ve been saying on Mad Money is we’re looking for companies that make things, do stuff, that reward shareholders and have a reasonably priced stock. Hock, I’ve got to tell you, in the same breath of buying VMware, you immediately talked about what you were going to do for existing shareholders. Why can’t others out here see what you do in terms of your regularization that the shareholders own the company?

Hock Tan	A

Well, you know, we never lose sight of this focus. One is that we’re there for customers. We’re there to make sure employees have great opportunities and succeed. But equally, we’re there to deliver consistent compelling value to our shareholders. They are a big part of the reason we exist.

Jim Cramer	Q

And you immediately talked about buyback, that dividend is a very positive division of cash flow. People again, out here, Hock they don’t think like that. Why do you recognize that to build that stable, stable group of shareholders allows you to do these great deals, and then you do them accretively, it’s not a waste of their money.

Hock Tan	A

Absolutely not. In fact, the way we think about why we issue dividends, even as we keep on the strategy of acquiring great assets, it’s simply that we feel while relying on our shareholders to think of us as a long-term investment, as a long-term play, we feel that we are rewarding them as we progress, as we advance. Which is why we save, we put aside half of free cash flow as a return of dividends, and the other half in return, they let us keep to do the next deal and grow the business.

Jim Cramer	Q

All right, well, my colleague David Faber said you must ask Hock if he’s out of deals. Now he’s buying companies as big as VMware, is there anyone left?

Hock Tan	A

Oh I’m sure there will be, but I’m focused one deal at a time, and this is it, VMware.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of any legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize synergies; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and other events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom will be available free of charge on Broadcom’s website at https://investors.broadcom.com/.  Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021.  Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.